UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

Form 10-SB
General Form for Registration of Securities of Small
Business Issuers under Section 12(b) or (g) of the
Securities Exchange Act of 1934

DIBZ INTERNATIONAL, INC.
(Exact Name of Small Business Issuer in its Charter)

Nevada		71-0874685
(State of Incorporation)	(Primary Standard Classification Code)	(IRS Employer ID No.)

9595 Six Pines
Bldg 8 Level 2 Suite 8210
The Woodlands, TX  77380
 (Address of Registrant's Principal Executive Offices) (Zip Code)

Mark Wood
9595 Six Pines
Bldg 8 Lvl 2 Suite 8210
The Woodlands, TX  77380
832-631-6103
 (Name, Address and Telephone Issuer's telephone number)

Securities to be Registered Under Section 12(b) of the Act: None

Securities to be Registered Under Section 12(g) of the Act:

Common Stock
$.001 Par Value
(Title of Class)

PART I

ITEM 1.  MERGER

On January 27, 2007, the Haystar Services & Technology, Inc. (“Haystar”), a company formed under the laws of Nevada currently traded on the pink sheets, entered into a Share Exchange Agreement (“Agreement:” or “Merger”) with Dibz International, Inc. (“Dibz”), a private operating company formed under the laws of Delaware.  As a result of the Merger, there was a change in control of the public entity. In accordance with SFAS No. 141, Haystar was the acquiring entity. While the transaction is accounted for using the purchased method of accounting in substance the Agreement is a recapitalization of Haystar’s capital structure.

For accounting purposes, Haystar accounted for the transaction as a reverse merger with Dibz International, Inc. being the “accounting acquirer”. The Company did not recognize goodwill or any intangible assets in connection with the transaction. Prior to the Agreement, the Company was a newly formed corporation with no significant assets and liabilities.

Effective with the Agreement, Haystar acquired 100% of the Company’s common shares in consideration for the issuance of 39,474 shares of Series A Preferred Stock of Haystar (“Series A Preferred”).  Under the Agreement and prior to such conversion, each share of Series A Preferred  will have the voting rights equal to 5,783 shares of common stock and vote together with the shares of common stock on all matters. The Series A Preferred is convertible at the option of the holder into common stock at the rate of five hundred seventy eight (578) shares of common for every one share of Series A Preferred  at the option of the holder. Pursuant to the agreement Dibz became a wholly owned subsidiary of Haystar and Haystar changed its name to Dibz International, Inc.

BUSINESS

Dibz was incorporated on December 28, 2006 under the laws of the State of Delaware to provide a simple, easy to use all-in-one Communications Platform to users of viral social networks allowing the easy distribution, capturing, cataloging and review of personal content utilized on the viral social network sites.

Members of Social Networks create amazingly innovative personal profiles in an effort to share information about themselves and create new friends.  With this in mind most users of social networks also communicate through text messages – usually without access to the social networks from their cell phones.  And they cannot sort and search those messages or multimedia files as there are no content management systems available.

Dramatic increases in on-line advertisement budgets have occurred over the past several years.  There has been an explosion of web traffic through Web 2.0 business models.  Dibz will offer social networks and web 2.0 companies an innovative and easy to use communications platform that will enhance their users experience on their site.

Market Opportunity

Social Networks are among the most visited sites on the web. Myspace.com and Facebook.com have proven the common interest of people to socialize and connect online has deep roots.  Dibz will provide a simple, easy to use all-in-one Communications Platform to users of viral social networks allowing the easy distribution, capturing, cataloging and review of personal content utilized on the viral social network sites.

"Personal Content", in terms of social network members, consists of information of some sort. This information can be visual, audible, or textual. Comments, photographs, movies, music, blogs and podcasts are all forms of content.  Through Dibz’s all-in-one communications platform personal content will be distributed to cell phones, PDA’s, social networks and email addresses – whatever a Dibz member chooses to register with the company.  The information is then cataloged and stored for safekeeping and future use and reference of the Dibz member.

We believe a large portion of our users will utilize text messaging as their primary means of communication.  The US Wireless Forecast, 2006 to 2011 report from Jupiter Research reports 52% of the US cell phone users utilized text messaging in 2006.  According to Jupiter Research text messaging is primarily utilized as a communications medium, with the top two uses of text messaging cited as “make plans with friends” and “communicating with friends and family”.  Text messaging revenues in the U.S. should approach $9.5 billion by 2011.  We believe that Dibz all-in-one communications platform will greatly simplify the “technology obstacle” for the adoption of cell phones as an accepted interface to social networks.  Combining text messaging, multi-media messaging, email and video into a single platform will attract users to the platform for the simplicity, ease of use and wireless connections to social networks.

The social network market can be divided into two segments: the consumer, or home user, market and the business, or corporate, market. Our initial products target the consumer market. Both the consumer and the business markets are serviced by many of the same popular social networks such as MySpace.Com, Youtube.com, Linkedin.com and Facebook.com. Our second generation of products will not only enhance the consumer market but add business functionality for the corporate market as well.

The Dibz Solution

In order to be viable, our systems must function as a simple and effective means of communication.  In addition, we believe that many in the consumer or home user market are seeking an entertaining experience and a way to express their creativity and individual personalities. We believe that consumer users are ready to accept a simple, all-in-one product that offer users a customizable and entertaining experience together with security and opt-in/out features.

We employ an innovative approach to enhancing our users’ social network experience. Our Dibz Platform provide the following benefits:

         —         Variety and Amount of Personal Content. Our product offer users access to an extensive and continually growing pool of user customized content that we believe may become one of the largest collections of creative and diverse graphics, sound and multimedia content available created by each individual user for each individual user.

         —         Creative Technology. Our proprietary technology, which is based on advanced software development standards, is designed to produce robust quality products that provide the functionality packaged in a friendly, less technologically-oriented and entertaining environment.

         —         Customization. The easy to use platform enables our users to customize and personalize the delivery of and access to their content easily and quickly.

         —         Flexibility and Ease of Use for Both Sender and Recipient.  We strive to offer a simple and intuitive user interface that enables our users to create different experiences depending on the nature or recipient of the specific content. Users can easily change one or more features for a specific communication. Further, recipients of Dibz users messages can easily open them using most available web browsers and can see all the features without the need for special software.

Our Strategy

Our objective is to become the market leader in communication and content management systems for social networks and small business markets.  We believe that our platform is the only one of it’s kind providing an entertaining and creative system, and our strategy will include building on its first to market advantage and seeking to convert free users to paying customers. The key elements of our strategy are to:

         —         Expand product offerings and increase user sales. We plan to stimulate growth of our sales and enhance our cross-sale capabilities by expanding our existing product and service offering and developing new ones. We will continue to seek to convert free users into paying customers by marketing the paid products and services to our large user base and to cross-sell additional products and services to paying users.

         —         Avoid offensive market tools. We design our products and services to address users’ aversion to spam, spyware and other perceived offensive Internet marketing tools, which we believe encourages more use of them and increases user loyalty.

         —         Acquire complementary products, technologies or companies. We seek to enhance our technology, grow our user base, and diversify our product lines and services by exploiting strategic acquisition opportunities. We intend to supplement our research and development efforts by acquiring complementary technologies and other assets that enhance the features, functionality and performance of our products and services. We may also seek to increase our user base or enhance our sales and marketing capabilities by acquiring companies in our or similar markets.

         —         Maintain and grow our user community. We believe viral marketing has resulted in millions of registered users who spread the word about products and services at relatively low marketing costs. For that reason, we expect a significant part of our products and services offering will remain free.   In order to strengthen awareness and increase the size of our user base, we intend to expand our marketing methods beyond viral marketing to include advertisements, media buying, public relations activities and additional co-branding arrangements on a limited and targeted basis.

         —         Strengthen our advertising revenues. We intend to increase our revenues from monetizing visitor traffic to our website by selling paid advertising and sponsored links. In addition, we believe our user base can generate significant revenues through keyword search advertising. We believe that our user base should be attractive to potential advertisers. We also intend to continue to develop our advertising infrastructure so that we can offer our advertisers a more effective method to reach their target audiences and thereby increase our advertising rates. We plan to continue and further increase our advertising force by expanding our sales and business development teams, participating in trade shows, and strengthening our brand through other online and offline marketing activities.

         —         Continue to focus on the online user. The Internet allows us to reach potential users quickly and easily as well as reduces the costs associated with sales and distribution of our products and services.

Our Products

Today personal content on web sites such as Myspace.com, Youtube.com and facebook.com is stored on web site servers owned by the website.  These websites provide amazing content distribution channels but provide little to no management services for the users content.  For instance comments posted to a MySpace website are simply displayed.  The page owner cannot search, sort, store, rank, etc. his or her comments.  DIBZ allows the storage, capturing, cataloging, manipulation and review of personal content published on or to the web.  The content can then be sorted, stored, distributed via wireless and viewed easily.  The individual components are:

Voice Comments.  Users can record, post, play and store voice comments.  The comments may be made public or kept private, depending upon the user’s personal preferences.

Text Messaging.  Users will receive and reply to text messages generated by other users.  These messages will be stored for future retrieval by the user and may be posted to social networks on the users behalf if so requested.

Multimedia Messaging.  Users will receive and reply to multimedia messages, including picture and video options.  The multimedia messages are stored for future retrieval by the user and may be posted to social networks on the users behalf if so requested.

Phone Services.  We plan to offer innovative phone services that allow the use of wired and wireless phones to access users social networks and leave comments through simply dialing a phone number.

Email services. Users will have the ability to generate and reply to email messages.  The email messages are stored for future retrieval by the user and may be posted to social networks on the users behalf if so requested.

Calendar Functions.  Users will have the ability to automatically schedule events such as reminders and notices.  These events will automatically be sent via text messaging, multimedia messages, emails or a combination of all based on the users settings for each individual recipient of the message.

Content Management.  All communication sent or received through the Dibz platform is stored and organized for easy retrieval by the user.

Friend Management.  The user creates an on-line friends contact book that the user may group and sort easily.  The user then uses these groups, lists and friends in a innovative and fun way to communicate with their friends.

Premium Services.  Paid services offered by the company further discussed in our revenue model.

Partner Programs.  Programs designed by the company to allow other websites to partner and participate in our business model.

Our Revenue Model

The business model generates revenue from the first day of web site operations. Through the distribution of a free version of the Dibz platform, we capitalize on the viral nature of our free services to capture premium service revenue.  Additionally with the viral nature and expected popularity of our free services, advertisement revenue will offset the cost of corporate operations. We believe offering the platform free will accomplish several objectives.  They are:

1) Accelerated growth of the DIBZ platform
2) Exponential growth of our own convergent content network
3) The development of a valuable consumer database;
4) Empower the company to promote paid subscriber services
5) Provide near unlimited source of leads from viral Social Networks for conversion to paying customers.

Based on our objectives we expect to generate revenue from the following services:

1. Advertising from Basic Free Services

Advertising revenues will be generated from day one through online contracts with companies like Google and Yahoo.  Each time a user views, captures, stores, edits, etc. their content advertising opportunities and revenue are created through the display of banner advertising on each page.  We estimate that each of our free customers minimally will view one ad per day.

2. Paid Voice Comments

Revenue is generated through paid monthly subscription for a personal phone number that is accessible by all phones worldwide allowing the posting and review of voice comments to Social Networking sites. This allows paying users to receive messages as comments and links on social websites.  These voice comments then will be available for all members of DIBZ to hear, even if posted on MySpace or Facebook.  This will bring an entire new meaning to the term voice comment.

DIBZ will be the service provider for this service, however DIBZ has selected GlobalNet to be its VoIP technology Partner.  DIBZ will private label these services from GlobalNet and pay on an “as used” basis.

3.Enhanced Platform Features

Once users are “hooked” on our platform, we will offer a low cost monthly subscription to add additional content management services to our users.  These enhanced services will make DIBZ platform even more user friendly and provide the user with innovative and useful tools to better manage their personal content.

4. Innovative Click to Call Services

Users will have the opportunity to provide the ability to call each other anonymously through the DIBZ platform.  Users will simply post a link as a comment or link requesting the desired party to click on the link and enter their phone number. This allows a user to talk without giving any personal information.  We believe that sites like MySpace, Match.Com, Yahoo Personals, etc. can benefit greatly from this service.  DIBZ will be the service provider for this service, however DIBZ has selected GlobalNet to be its VoIP technology Partner.  DIBZ will private label these services from GlobalNet and pay on an “as used” basis.

5. International Calling

DIBZ is exploring the opportunity to offer low cost international calling services to it’s registered users.  Users will be able to access this service through their home, office or cell phone utilizing caller-id technologies to automatically identify and authorize the user on our network.  We are exploring the opportunities to add the ability to connect these calls through social networks and dating sites as well. B DIBZ will be the service provider for this service, however DIBZ has selected GlobalNet to be its VoIP technology Partner.  DIBZ will private label these services from GlobalNet and pay on an “as used” basis.

6. US VoIP Residential Services

DIBZ is exploring the opportunity offer VoIP services to its registered users.  Users will be able to connect this service to their MySpace and other websites, adding additional value and distinguishing our service from Vonage and other providers.  DIBZ will be the service provider for this service, however DIBZ has selected GlobalNet to be its VoIP technology Partner.  DIBZ will private label these services from GlobalNet and pay on an “as used” basis.

7. A Priceless Database

The next generation of Permission Based Databases: our Members want to be kept informed of their own personal content as it is posted and/or changed. They value the relationship and understand the value of instant communications. This provides the platform to create close, long-term relationships with our users. By listening carefully to their needs, a new method of marketing is established. This is not traditional selling so much as it is providing solutions for deeply seated needs. As noted in the recent publication, Trillion Dollar Moms, ‘viral explosions’ in marketing are created as people naturally wish to spread good news to other people. The "emotional gratification" of being heard, being first, and making a tangible impact on another is what drives word-of-mouth messages and marketing.

RISK FACTORS

Our business is subject to numerous risk factors, including the following:

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. Please note that throughout this prospectus, the words “we”, “our” or “us” refer to the Company and not to the selling stockholders.

WE HAVE A LIMITED OPERATING HISTORY THAT YOU CAN USE TO EVALUATE US, AND THE LIKELIHOOD OF OUR SUCCESS MUST BE CONSIDERED IN LIGHT OF THE PROBLEMS, EXPENSES, DIFFICULTIES, COMPLICATIONS AND DELAYS FREQUENTLY ENCOUNTERED BY A SMALL DEVELOPING COMPANY.

We were incorporated in Delaware on December 28, 2006.  We have a limited amount of assets or financial resources. The likelihood of our success must be considered in light of the expenses and difficulties in marketing our website, recruiting and keeping clients and obtaining financing to meet the needs of our plan of operations. Since we have a limited operating history of marketing our services to the public over the Internet, we may not be profitable and we may not be able to generate sufficient revenues to meet our expenses and support our anticipated activities.

WE WILL REQUIRE FINANCING TO ACHIEVE OUR CURRENT BUSINESS STRATEGY AND OUR INABILITY TO OBTAIN SUCH FINANCING COULD PROHIBIT US FROM EXECUTING OUR BUSINESS PLAN AND CAUSE US TO SLOW DOWN OUR EXPANSION OF OPERATIONS.

We will need to raise additional funds through public or private debt or sale of equity to achieve our current plan of operations. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. Our capital requirements to implement our business strategy will be significant. We will need a minimum of $720,000 to continue operations over the next twelve months, which we do not currently have in our cash reserve. We will also require additional funds in order to significantly expand our business as set forth in our plan of operations. These funds may not be available or, if available, will be on commercially reasonable terms satisfactory to us. We may not be able to obtain financing if and when it is needed on terms we deem acceptable.

If we are unable to obtain financing on reasonable terms, we could be forced to delay or scale back our plans for expansion. In addition, such inability to obtain financing on reasonable terms may delay the implementation of an upgrade of our website, launching of new online-dating related features and the execution of our marketing plan o increase our member base.

WE WILL REQUIRE ADDITIONAL FINANCING WHICH MAY REQUIRE THE ISSUANCE OF ADDITIONAL SHARES WHICH WOULD DILUTE THE OWNERSHIP HELD BY OUR SHAREHOLDERS

We will need to raise funds through either debt or sale of our shares in order to achieve our business goals. Although there are no present plans, agreements, commitments or undertakings with respect to the sale of additional shares or securities convertible into any such shares by us, any shares issued would further dilute the percentage ownership held by the stockholders.

OUR FUTURE SUCCESS IS DEPENDENT, IN PART, ON THE PERFORMANCE AND CONTINUED SERVICE OF MARK WOOD, OUR SOLE OFFICER AND DIRECTOR. WITHOUT HIS CONTINUED SERVICE, WE MAY BE FORCED TO INTERRUPT OR EVENTUALLY CEASE OUR OPERATIONS.

We are presently dependent to a great extent upon the experience, abilities and continued services of Mark Wood, our sole officer and director. We currently do not have an employment agreement with Mr. Wood. The loss of his services would delay our business operations substantially.

MARK WOODS’ CONTROL MAY PREVENT YOU FROM CAUSING A CHANGE IN THE COURSE OF OUR OPERATIONS AND MAY AFFECT THE PRICE OF OUR COMMON STOCK.

Mark Wood beneficially owns approximately 80% of our outstanding Series A Preferred Stock. Accordingly, for as long as Mr. Wood continues to own more than 50% of our Series A Preferred Stock, he will be able to elect our entire board of directors, control all matters that require a stockholder vote (such as mergers, acquisitions and other business combinations) and exercise a significant amount of influence over our management and operations. Therefore, regardless of the number of our common shares sold, your ability to cause a change in the course of our operations is eliminated. As such, the value attributable to the right to vote is limited.

This concentration of ownership could result in a reduction in value to the common shares you own because of the ineffective voting power, and could have the effect of preventing us from undergoing a change of control in the future.

OUR SUCCESS DEPENDS UPON OUR ABILITY TO ATTRACT AND HIRE KEY PERSONNEL. OUR INABILITY TO HIRE QUALIFIED INDIVIDUALS WILL NEGATIVELY AFFECT OUR BUSINESS, AND WE WILL NOT BE ABLE TO IMPLEMENT OR EXPAND OUR BUSINESS PLAN.

Our business is greatly dependent on our ability to attract key personnel. We will need to attract, develop, motivate and retain highly skilled technical employees. Competition for qualified personnel is intense and we may not be able to hire or retain qualified personnel. Our management has limited experience in recruiting key personnel which may hurt our ability to recruit qualified individuals. If we are unable to retain such employees, we will not be able to implement or expand our business plan.

OUR MARKET IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE, AND IF WE FAIL TO DEVELOP AND MARKET NEW TECHNOLOGIES RAPIDLY, WE MAY NOT BECOME PROFITABLE IN THE FUTURE.

The internet and the online commerce industry are characterized by rapid technological change that could render our existing web site obsolete. The development of our web site entails significant technical and business risks. We may not be able to successfully use new technologies effectively or adapt our web site to customer requirements or needs. If our management is unable, for technical, legal, financial, or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, we may never become profitable which may result in the loss of all or part of your investment.

WE DO NOT EXPECT TO PAY DIVIDENDS AND INVESTORS SHOULD NOT BUY OUR COMMON STOCK EXPECTING TO RECEIVE DIVIDENDS

We have not paid any dividends on our common stock in the past, and do not anticipate that we will declare or pay any dividends in the foreseeable future. Consequently, you will only realize an economic gain on your investment in our common stock if the price appreciates. You should not purchase our common stock expecting to receive cash dividends. Since we do not pay dividends, and if we are not successful in having our shares listed or quoted on any exchange or quotation system, then you may not have any manner to liquidate or receive any payment on your investment. Therefore our failure to pay dividends may cause you to not see any return on your investment even if we are successful in our business operations. In addition, because we do not pay dividends we may have trouble raising additional funds which could affect our ability to expand out business operations.

OUR COMMON STOCK IS CONSIDERED A PENNY STOCK, WHICH IS SUBJECT TO RESTRICTIONS ON MARKETABILITY, SO YOU MAY NOT BE ABLE TO SELL YOUR SHARES.

If our common stock becomes tradable in the secondary market, we will be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities.

WE MAY NOT BE ABLE TO IMPLEMENT SECTION 404 OF THE SARBANES OXLEY ACT OF 2002 ON A  TIMELY BASIS

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act, adopted rules generally requiring each public company to include a report of management on the company’s internal controls over financial reporting in its annual report on Form 10-KSB that contains an assessment by management of the effectiveness of the company’s internal controls over financial reporting. This requirement will first apply to our annual report on Form 10-KSB for the fiscal year ending December 31, 2007. In addition, commencing with our annual report for the fiscal year ending December 31, 2008 our independent registered accounting firm must attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting.

We have not yet developed a Section 404 implementation plan. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. How companies should be implementing these new requirements including internal control reforms to comply with Section 404’s requirements and how independent auditors will apply these requirements and test companies’ internal controls, is still reasonably uncertain.

We expect that we will need to hire and/or engage additional personnel and incur incremental costs in order to complete the work required by Section 404. We can not assure you that we will be able to complete a Section 404 plan on a timely basis. Additionally, upon completion of a Section 404 plan, we may not be able to conclude that our internal controls are effective, or in the event that we conclude that our internal controls are effective, our independent accountants may disagree with our assessment and may issue a report that is qualified. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could negatively affect our operating results or cause us to fail to meet our reporting obligations

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS  OF OPERATIONS

The following discussion and analysis of our plan of operations should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus.  This discussion and analysis contain forward−looking statements that involve risks, uncertainties and assumptions.  Actual results may differ materially from those anticipated in these forward−looking statements as a result of certain factors, including, but not limited to, those presented under the heading of “Risk Factors” and elsewhere in this prospectus.

Overview

Plan of Operations

We were incorporated in Delaware in December of 2006 as DIBZ International.  We are developing a social networking platform which will provide a simple, easy to use, all-in-one communications platform to users of social networks.  We expect to have our product ready to be marketed in Q4 2007.

The Company will virally market our all-in-one communications platform to users of social networks such as MySpace.Com and YouTube.Com.  Currently we anticipate to generate revenues from i) advertising agreements with search engines, ii) advertisement revenues generated by our own direct sales efforts, iii) premium service offerings iv) new service offerings, and v) potential mergers or acquisitions.

Results of Operations

The Company is in the development stage and to date has not generated any revenues. The risks specifically discussed are not the only factors that could affect future performance and results. This report contains forward−looking statements concerning us, our business and our operations. Such forward−looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward−looking statements. We do not have a policy of updating or revising forward−looking statements and thus it should not be assumed that silence by our management over time means that actual events or results are occurring as estimated in the forward−looking statements herein.

As a development stage company, we have yet to earn revenues from operations. We may experience fluctuations in operating results in future periods due to a variety of factors, including our ability to obtain additional financing in a timely manner and on terms favorable to us, our ability to successfully develop our business model, the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure and the implementation of marketing programs, key agreements, and strategic alliances, and general economic conditions specific to our industry.

As a result of limited capital resources and no revenues from operations from its inception, the Company has relied on the issuance of equity securities to employees and non-employees in exchange for services. The Company's management enters into equity compensation agreements with non-employees if it is in the best interest of the Company under terms and conditions consistent with the requirements of Financial Accounting Standards No. 123 R, "Share-Based Compensation." In order to conserve its limited operating capital resources, the Company anticipates continuing to compensate non-employees for services during the next twelve months. This policy may have a material effect on the Company's results of operations during the next twelve months.

Costs and Expenses

From our inception through June 30, 2007, the Company has not generated any revenues and has incurred cumulative losses of $4,499,746. In addition, a significant part of the overall remaining costs are associated principally with equity-based compensation to employees and consultants, asset impairment costs and professional services rendered.

Product Research and Development

We do not anticipate undertaking incurring any material product research and development activities  during the next twelve months.

 Acquisition of Plant and Equipment and Other Assets

We do not anticipate the sale of any material property, plant or equipment during the next 12 months.  We do not anticipate the acquisition of any material property, plant or equipment during the next 12 months.

Number of Employees

From our inception through the period ended June 30, 2007, we have principally relied on the services of outside consultants and at-will consultants for services.  We currently have no full time employees and no part-time employees.  In order for us to attract and retain quality personnel, we anticipate we will have to offer competitive salaries to future employees.  We anticipate that it may become desirable to add full and or part time employees to discharge certain critical functions during the next 12 months.  This projected increase in personnel is dependent upon our ability to generate revenues and obtain sources of financing.  There is no guarantee that we will be successful in raising the funds required or generating revenues sufficient to fund the projected increase in the number of employees.  As we continue to expand, we will incur additional cost for personnel.

Liquidity and Capital Resources

As of June 30, 2007, the Company’s current liabilities exceeded its current assets by $1,482,653. From the Company's inception to June 30, 2007 the Company has incurred an operating cash flow deficit of $33,689, which has been principally financed through the private placement of debt of $850,000.

We expect to continue to incur additional losses and negative cash flows from operating activities for the next two years.

Our independent registered public accounting firm has stated in their report on the Company's June 30, 2007 financial statements that the Company has had difficulty  in generating sufficient cash flow to meet its obligations and sustain its operations which  raises substantial doubts about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our operating requirements have been and will be funded primarily from the issuance convertible debentures.  Our current cash needs relate primarily to funding the development of the social networking platform.  We expect to be able to meet these cash needs through cash on hand and through the issuance of additional debt, as necessary.

We expect to begin marketing our product in September 2007 and to generate revenues from the first day of web site operations.  Through the distribution of a free version of the DIBZ platform, we will capitalize on the viral nature of our free services to capture premium service revenue.

We have also assumed a liability from GlobalNet which will allow us to receive up to $50,000 of telecommunication services from GlobalNet per month for a period of three years ending in January 2010.  This contract will allow us to receive these valuable services without expending additional cash.

By adjusting our operations and development to the level of capitalization, we believe we have sufficient capital resources to  meet projected cash flow deficits. However, if during that period or thereafter, we are not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on our business, results of operations liquidity and financial condition.

Off−Balance Sheet Arrangements

We have not entered into any off−balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and would be considered material to investors.

Inflation

It is the opinion of the Company that inflation has not had a material effect on its operations.

Critical Accounting Policies and Estimates

The discussion and analysis of our plan of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect our reported results of operations and the amount of reported assets, liabilities and proved oil and gas reserves.

Some accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Actual results may differ from the estimates and assumptions used in the preparation of our consolidated financial statements. Described below are the most significant policies we apply, or intend to apply , in preparing our consolidated financial statements, some of which are subject to alternative treatments under accounting principles generally accepted in the United States of America. We also describe the most significant estimates and assumptions we make in applying these policies.

Product Development Costs
Research and development costs are charged to expense as incurred.  However, we account for development costs related to software products to be sold, leased, or otherwise marketed in accordance with FASB Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. To date, technological feasibility has not been established for our products, and, accordingly, no development costs have been capitalized.

Website Development Costs
The Company recognizes website development costs in accordance with Emerging Issue Task Force ("EITF") No. 00-02, "Accounting for Website Development Costs." As such, the Company expenses all costs incurred that relate to the planning and post implementation phases of development of its website. Direct costs incurred in the development phase are capitalized and recognized over the estimated useful life. Costs associated with repair or maintenance for the website are included in cost of net revenues in the current period expenses. During the period ended from December 28, 2006 through June 30, 2007, the Company did not capitalize any costs associated with the website development.

Revenue Recognition

We will recognize revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonable assured.  As of June 30, 2007, we did not have any sales.

Recently Issued Accounting Standards Not Yet Adopted

Fair Value Measurements. In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. Prior to this Statement, there were different definitions of fair value and limited guidance for applying those definitions in GAAP. This Statement provides the definition to increase consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. The Statement emphasizes that fair value is a market−based measurement, not an entity−specific measurement. The Statement clarifies that market participant assumptions include assumptions about risk, i.e. the risk inherent in a particular valuation technique used to measure fair value and/or the risk inherent in the inputs to the valuation technique. The Statement expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earnings for the period. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including the financial statements for an interim period within that fiscal year. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

Accounting for Registration Payment Arrangements. In December 2006, the FASB issued FSP EITF 00-19-2, Accounting for Registration Payment Arrangements ("FSP 00-19-2") which addresses accounting for registration payment arrangements. FSP 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. FSP 00-19-2 further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles without regard to the contingent obligation to transfer consideration pursuant to the registration payment   arrangement. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to  the issuance of EITF 00-19-2, this guidance shall be effective for financial statements issued for fiscal years beginning after December 15, 2006 and interim periods within those fiscal years. The Company has not yet determined the impact that the adoption of FSP 00-19-2 will have on its financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities. In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115”, permitting entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting measurement. The statement applies to all entities, including not−for profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available−for−sale and trading securities. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

ITEM 3. DESCRIPTION OF PROPERTY

The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of management at no cost to the Company. Management has agreed to continue this arrangement until the Company completes an acquisition or merger.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth each person known by us to be the beneficial owner of five percent or more of the Company's voting Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Class

Mark Wood, President, CEO, CFO, and Director
9595 Six Pines	39,473 shares of Series A Preferred Stock (1)	78.95%
Bldg 8 Level 2 Suite 8210
The Woodlands, TX 77380

Ocean Avenue Advisors	5,263 shares of Series A Preferred Stock	10.53% (2)
2361 Campus Drive, Suite 101 Irvine, CA 92612
Fairhills Capital 1275 Fairhills Drive Ossining, NY 10562	2,632 shares of Series A Preferred Stock	5.26% (3)

Danny Wainstein Marjorie Group 2875 Oceanside Road Oceanside, NY 10021	2,632 shares of Series A Preferred Stock	5.26% (4)

(1)
On January 27, 2007, the Company designated 50,000 of its shares of Preferred Stock as Series A Preferred Shares, par value $ .001 per share (“Series A Preferred”). The Series A Preferred are convertible at the option of the holder into common stock at the rate of five hundred seventy eight (578) shares of common for every one share of Series A Preferred at the option of the holder.  Except as otherwise expressly required by law, each holder of Series A Preferred shall be entitled to vote on all matters submitted to shareholders of the Corporation and shall be entitled to Five Thousand Seven Hundred and Eighty Three (5,783) votes of Series A Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. Based upon same, Mark Wood is deemed the majority shareholder of the Company since he can vote 228,272,359 shares which would represent over 78.50% of the voting shares of the Company assuming all preferred shares were converted to common stock.

(2)
Ocean Avenue Advisors is the owner of 5,263 Series A Preferred Shares.  Such shares are entitled to vote at the rate of 5,783 common shares for each Preferred Share owned.  Based upon same, Ocean Advisors is the owner of a total of 30,435,929 voting shares of the Company or 10.46% of the outstanding voting shares of the Company.

(3)
Fairhills Capital is the owner of 2,632 Series A Preferred Shares.  Such shares are entitled to vote at the rate of 5,783 common shares for each Preferred Share owned.  Based upon same, Fairhills Capital is the owner of a total of 15,220,856 voting shares of the Company or 5.23% of the outstanding voting shares of the Company.

(4)
Danny Weinstein is the owner of 2,632 Series A Preferred Shares.  Such shares are entitled to vote at the rate of 5,783 common shares for each Preferred Share owned.  Based upon same, Danny Weinstein is the owner of a total of 15,220,856 voting shares of the Company or 5.23% of the outstanding voting shares of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

We have one Director and Officer as follows:

Name	Age	Positions and Offices Held

Mark Wood	48	President/CEO

There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

Set forth below is the name of our director and officer, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:

Mark Wood founded Dibz International, Inc. in December 2006 and serves as our Chairman of the Board and Chief Executive Officer. Prior to founding Dibz International, Inc. Mr. Wood was the Chairman and Chief Executive Officer of GlobalNet, Inc., a publicly traded telecommunications company recognized as one of the top ten telecommunications providers to Latin America.  Mr. Wood founded iDial Networks, Inc. in 1997 and served as Chairman and Chief Executive Officer from its inception until its merger with GlobalNet in September 2003.  During his tenure with iDial Networks the Company received the prestigious Fast 500 Company Award by Deloitte & Touche in 2003 recognizing iDial Networks as one of the 500 fastest growing small companies in the country.  Mr. Wood served as Chairman and Chief Executive Officer of GlobalNet from September 2003 until August 2006, leading the development of Voice over Internet Protocol technologies and winning two consecutive telecommunications industry “Best of Show” awards.   Mr. Wood has previously held positions with Apple, Inc., LIN Broadcasting and Intellicall, Inc.

EMPLOYMENT AGREEMENT

 At this time, there is no employment agreement with Mr. Wood.

ITEM 6. EXECUTIVE COMPENSATION.

Mr. Wood, the CEO, CFO and director of DIBZ International is being paid $15,000 per month in compensation as an at-will employee or contractor.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS,

“Conflicts of Interest."

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of management at no cost to the Company.  Management has agreed to continue this arrangement until the Company completes an acquisition or merger.

We have entered into a consulting agreement with Star Associates which is a shareholder of the Company and is controlled by Andrew Glashow, our former officer and director.  Pursuant to the Agreement, we have paid Star Associates a total of $30,000 for consulting services rendered to date.  An additional $30,000 and 1,000,000 shares of restricted stock will be owed to Star Associates when the Company reaches certain milestones.

ITEM 8. DESCRIPTION OF SECURITIES.

Our authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.001 per share, and 1,000,000 shares of  Preferred Stock, par value per share $.001. The Company's Preferred Stock may be divided into such series as may be established by the Board of Directors.

The following statements relating to the capital stock set forth the material terms of our securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation, amendment to the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules.

As of August 30, 2007 we have 1,622,000 shares of common stock issued and outstanding.

PREFERRED STOCK

Preferred Stock

On January 27, 2007, the Company designated 50,000 of its shares of Preferred Stock as Series A Preferred Shares, par value $ .001 per share (“Series A Preferred”). The Series A Preferred is convertible at the option of the holder into common stock at the rate of five hundred seventy eight (578) shares of common for every one share of Series A Preferred at the option of the holder.

Except as otherwise expressly required by law, each holder of Series A Preferred  shall be entitled to vote on all matters submitted to shareholders of the Corporation and shall be entitled to Five Thousand Seven Hundred and Eighty Three (5,783) votes of Series A Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited.  Except as otherwise required by law, the holders of shares of Series A Preferred Stock shall vote together with the holders of Common Stock on all matters and shall not vote as a separate class.

The holders of Series A Preferred Stock shall not be entitled to receive any preference upon liquidation, dissolution or winding up of the business of the Corporation, whether voluntary or involuntary, each holder of Series A Preferred Stock shall share ratably with the holders of the common stock of the Corporation.

As of August 30, 2007 we have 50,000 shares of Series A Preferred issued and outstanding.

DIVIDENDS

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends.

TRANSFER AGENT

Colonial Stock Transfer Company, Inc, 66 Exchange Place, Suite 100, Salt Lake City, Utah 84111_ is the transfer agent for our common stock.

GLOSSARY

The Company

               The corporation whose common stock is the subject of this Registration Statement.

The Registrant

              DIBZ International, Inc.

Exchange Act

              The Securities Exchange Act of 1934, as amended.

"Penny Stock" Security

As defined in Rule 3a51-1 of the Exchange Act, a "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii)that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Securities Act

              The Securities Act of 1933, as amended.

PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(A) MARKET PRICE.  Our common stock is currently quoted on the Pink Sheets under the symbol “HYSR”.  Based on our name change we intend to apply for a new symbol.  Our common stock is reported on the over the counter market in the Pink Sheets as maintained by Pink Sheets, LLC as $.05 but there is currently no market for our stock.  The quotations for the common stock traded in the Pink Sheets may reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessary represent actual transactions.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

(B) HOLDERS.   HOLDERS.   There are 26 holders of our Common Stock. The issued and outstanding shares of our Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933.

(C) DIVIDENDS. We have not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

We have not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

We have sold securities which were not registered as follows:

On October 25, 2005, we issued a total of 319,520 shares of our common stock to the following shareholders for the following:

NAME	SHARES
Frank Alvarez	2,000
Ronald Bassett	1,000
R Scott Beebe	800
Anna Brannon	5,000
Bob Ciri	7,500
Donald M Corliss	355
Arthur Dehart	5,000
David Floor	2,000
Tyler Floor	1,000
Keith D Freadhoff	37,865
Robert Frojen	10,000
Andrew Glashow	7,500
James Hayes	73,500
Kenneth Kirshner	4,500
Joanne Ludwig	5,000
David Novak	7,000
Paula Pool	5,000
Joe Py	20,000
Thelma Ramos	10,000
Mark Schneider	31,000
Steve Starke	73,500
Dennis Young	10,000
TOTAL	319,520

Such shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”).  These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, these shareholders had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

On May 4, 2006, we issued 38,500 shares of our common stock to Ed Hines for the acquisition of Haystar Florida. Such shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, this shareholder had the necessary investment intent as required by Section 4(2) since they agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

On May 11, 2006, we issued 100,000 shares to Steve Starke for services performed on the company’s behalf. Such shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, this shareholder had the necessary investment intent as required by Section 4(2) since they agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

On December 28, 2006, we issued 200,000 shares of our common stock to David Hungerford for the conversion of a secured promissory note to equity and to cancel certain stock purchase warrants.  Such shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering.

The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, this shareholder had the necessary investment intent as required by Section 4(2) since they agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

On January 4, 2007, we issued 600,000 shares of our common stock to Star Associates for acquisition related expenses and the conversion of promissory notes to equity. Such shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, this shareholder had the necessary investment intent as required by Section 4(2) since they agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

On January 29, 2007, we issued 39,473 shares of Series A Preferred Stock to Mark Wood pursuant to a share exchange agreement between Haystar and Dibz. On such dated we also issued 5,263 shares of Series A Preferred Stock to Ocean Avenue Advisors, 2,632 shares of Series A Preferred Stock to Fairhill Capital and 2,632 shares of Series A Preferred Stock to Danny Weinstein for services rendered to the Company. Such shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, this shareholder had the necessary investment intent as required by Section 4(2) since they agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

With respect to the issuance of all of the shares set forth above, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended for an exemption from registration.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our directors and officers are indemnified as provided by the Delaware Statutes and our Bylaws. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

DIBZ INTERNATIONAL, INC.
(A Development Stage Company)

Consolidated Financial Statements

June 30, 2007

C O N T E N T S

RBSM LLP
Certified Public Accountants
Report of Independent Registered Public Accounting Firm

Board of Directors
DIBZ International, Inc.
The Woodlands, Texas

 We have audited the accompanying consolidated balance sheet of DIBZ International, Inc. ( a development stage company) as of June 30, 2007, and the related consolidated statements of loss, deficiency in stockholder’s equity and cash flows for period December 28, 2006 (date of inception) through June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

 We have conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DIBZ International Inc.  (a development stage company) at June 30, 2007 and the results of its operations and its cash flows for the period December 28, 2006 (date of inception) through June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

 The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to  the Company’s financial statements , as of June 30, 2007, the Company had an accumulated deficit of $4,499,746  and a working capital deficit of $1,482,653  which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are described in Note C. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                                                                            /s/ RBSM  LLP
Mclean, Virginia
August 27, 2007

DIBZ INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET
June 30,
2007
ASSETS
CURRENT ASSETS
Cash	$238,346
Total Current Assets	238,346
FIXED ASSETS
Fixed Assets, net of accumulated depreciation of $852	5,380
OTHER ASSETS
Deferred Financing Costs, net of accumulated amortization of $59,532	362,200
TOTAL ASSETS	$605,926

LIABILITIES AND DEFICIENCY IN STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accrued Liabilities	$239,790
Warrant Liability	146,539
Derivative Liability	1,334,670
Total Current Liabilities	1,720,999

LONG TERM LIABILITIES
Note Payable- NIR	3,000,000
Convertible Debentures 6%, net of discount of $771,279	78,721

Total Long Term Liabilities	3,078,721

TOTAL LIABILITIES	4,799,720

DEFICIENCY IN STOCKHOLDERS' EQUITY
Preferred Stock, $0.001 par value per share, 1,000,000 shares authorized, 50,000 shares issued and outstanding	50
Common Stock, $0.001 par value per share; 50,000,000 shares authorized; 1,622,000 shares issued and outstanding	1,622
Additional Paid-In Capital	304,280
Deficit Accumulated During Development Stage	(4,499,746)
TOTAL DEFICIENCY IN STOCKHOLDERS’ EQUITY	(4,193,794)

TOTAL LIABILITIES AND DEFICIENCY IN STOCKHOLDERS' EQUITY	$605,926

  See Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements

DIBZ INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF LOSS
FOR THE PERIOD FROM DECEMBER 28, 2006 (INCEPTION) THROUGH JUNE 30, 2007

Amount

OPERATING EXPENSES
Depreciation and amortization	$852
Impairment loss	3,000,000
General and administrative	549,407
Total operating expense	3,550,259

LOSS FROM OPERATIONS	(3,550,259)

OTHER INCOME (EXPENSES)
Interest income	231
Interest expense and loan discount fee	(318,508)
Gain/(Loss) on derivative liability	(631,210)
Total other income (expenses)	(949,487)

NET LOSS	$(4,499,746)

LOSS PER SHARE – Basic and fully-diluted	$(3.20)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – Basic and fully diluted	1,405,733

See Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements

DIBZ INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF DEFICIENCY IN STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM DECEMBER 28, 2006 (INCEPTION) THROUGH JUNE 30, 2007

	Common Stock	Preferred Stock	Common Stock	Preferred Stock	Additional	Deficit Accumulated During Development	Total Deficiency in Stockholders
Description	Shares	Shares	Balance	Balance	Paid in Capital	Stage	Equity

Balance as of December 28, 2006	-	-	$-	$-	$-	$-	$-

Issuance of preferred stock to Founders in exchange for services – December 28, 2006 at $0.003 per share	-	39,473	-	39	61	-	100
Issuance of preferred stock for services – January 25,2007 at $ 28.90 per share	-	10,527	-	11	304,219	-	304,230
Issuance of common stock in connection with merger and recapitalization – January 27, 2007 at $0.001 per share	1,622,000	-	1,622			-	1,622

Net Loss	-	-	-	-	-	(4,499,746)	(4,499,746)

Balance, June 30, 2007	1,622,000	50,000	$1,622	$50	$304,280	$(4,499,746)	$(4,193,794)

See Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements

DIBZ INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM DECEMBER 28, 2006 (INCEPTION) THROUGH JUNE 30, 2007

Amount
CASH FLOWS FROM OPERATING ACTIVITES
Net loss	$(4,499,746)
Adjustments to reconcile net loss to net cash
used in operating activities
Depreciation and amortization expense	852
Shares issued for services	304,330
Acquisition costs	151,622
Loss on derivative	631,209
Asset impairment	3,000,000
Amortization of beneficial feature discount	78,721
Amortization of deferred financing costs	59,533

Changes in operating assets and liabilities:
Accrued liabilities	239,790

Net cash used in operating activities	(33,689)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(6,231)
Net cash used in investing activities	(6,231)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments relating to merger	(150,000)
Costs of issuance of debt	(421,732)
Proceeds from issuance of new debt	850,000

Net cash provided by financing activities	278,268

NET INCREASE IN CASH	238,346

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-

CASH AND CASH EQUIVALENTS, END OF PERIOD	$238,346

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-
Cash paid for taxes	$-

NON CASH INVESTING AND FINANCING
Issuance of preferred stock for services	304,230
Discount on convertible debt	850,000
Derivative Liability	773,323
Warrant Liability	76,677

Acquisitions
Liabilities assumed	$3,000,000

Assets acquired	$-
Cash paid	$(150,000)
Shares issued/retained	$1,622
Acquisition costs	$151,622
Assets impairment	$3,000,000

See Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements

DIBZ International, Inc.
Notes to Consolidated Financial Statements
(A Development Stage Company)
June 30, 2007

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

DIBZ International, Inc. (the Company) was incorporated in the state of Delaware on December 28, 2006. It is intended to be used in a reverse merger with Haystar Services and Technology, Inc. The merger was completed on January 27, 2007.

The Company is currently in the development stage. All activities of the Company to date relate to its organization, initial funding and share issuance.

The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiary, Haystar Services and Technology Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Merger and Corporate Restructure

On January 27, 2007, the Company entered into a Share Exchange Agreement (“Agreement:” or “Merger”) with Haystar Services and Technology, Inc (“Haystar”), a public shell company formed under the laws of Nevada currently traded on the pink sheets. As a result of the Merger, there was a change in control of the public entity. In accordance with SFAS No. 141, Haystar was the acquiring entity. While the transaction is accounted for using the purchased method of accounting in substance the Agreement is a recapitalization of Haystar’s capital structure.

For accounting purposes, the Company accounted for the transaction as a reverse merger with DIBZ International being the “accounting acquirer”. Haystar had no assets or liabilities at the date of the merger.  The Company paid $150,000 to acquire the shell corporation and expensed this amount as acquisition costs.  The Company did not recognize goodwill or any intangible assets in connection with the transaction. Prior to the Agreement, the Company was a newly formed corporation with no significant assets and liabilities.

Effective with the Agreement, Haystar acquired 100% of the Company’s common shares in consideration for the issuance of 39,473 shares of Series A Preferred Stock of Haystar. Each Preferred Share is convertible into 578 shares of common stock of Haystar at the option of the holders. Under the Agreement, prior to such conversion, each preferred share will have the voting rights equal to 5,783 shares of common stock and vote together with the shares of common stock on all matters.

Cash and Cash Equivalents

The Company considers all short term deposits with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Fixed Assets

Fixed assets are recorded at cost.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from five to seven years.  The costs of major improvements are capitalized.  Expenditures for maintenance, repairs and minor improvements that do not extend the useful life are expensed as incurred.  When fixed assets are sold or retired, the cost and related accumulated depreciation are removed and the resulting gain or loss is included in results of operations.

Website Development Costs

The Company recognizes website development costs in accordance with Emerging Issue Task Force ("EITF") No. 00-02, "Accounting for Website Development Costs." As such, the Company expenses all costs incurred that relate to the planning and post implementation phases of development of its website. Direct costs incurred in the development phase are capitalized and recognized over the estimated useful life. Costs associated with repair or maintenance for the website are included in cost of net revenues in the current period expenses. During the period ended from December 28, 2006 through June 30, 2007, the Company did not capitalize any costs associated with the website development.

Product Development Costs

Research and development costs are charged to expense as incurred.  However, we account for development costs related to software products to be sold, leased, or otherwise marketed in accordance with FASB Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. To date, technological feasibility has not been established for our products, and, accordingly, no development costs have been capitalized.

Derivative Valuation

The Company evaluated the convertible debentures and the warrants under SFAS 133 "Accounting for Derivatives" and EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company's Own Stock". The Company determined the convertible debentures contained an embedded derivative for the conversion option. The conversion option allows for an indeterminate number of shares to potentially be issued upon conversion. This results in the Company being unable to determine with certainty they will have enough shares available to settle any and all outstanding common stock equivalent instruments. The Company would be required to obtain shareholder approval to increase the number of authorized shares needed to share settle those contracts. Because increasing the number of shares authorized is outside of the Company’s control, this results in these instruments being classified as liabilities under EITF 00-19 and derivatives under SFAS 133. The market value of the derivative liabilities are estimated using Black-Scholes method.

Income Taxes

The financial statements are prepared in conformity with the liability method of accounting for income taxes whereby deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax laws and rates that will be in effect when the differences are expected to reverse.  A valuation allowance is provided, if necessary, to reduce deferred income tax assets to their estimated realizable value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Recent Accounting Pronouncements

Fair Value Measurements. In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. Prior to this Statement, there were different definitions of fair value and limited guidance for applying those definitions in GAAP. This Statement provides the definition to increase consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. The Statement emphasizes that fair value is a market−based measurement, not an entity−specific measurement. The Statement clarifies that market participant assumptions include assumptions about risk, i.e. the risk inherent in a particular valuation technique used to measure fair value and/or the risk inherent in the inputs to the valuation technique. The Statement expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earnings for the period. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including the financial statements for an interim period within that fiscal year. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

Accounting for Registration Payment Arrangements. In December 2006, the FASB issued FSP EITF 00-19-2, Accounting for Registration Payment Arrangements ("FSP 00-19-2") which addresses accounting for registration payment arrangements. FSP 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. FSP 00-19-2 further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles without regard to the contingent obligation to transfer consideration pursuant to the registration payment   arrangement. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to  the issuance of EITF 00-19-2, this guidance shall be effective for financial statements issued for fiscal years beginning after December 15, 2006 and interim periods within those fiscal years. The Company has not yet determined the impact that the adoption of FSP 00-19-2 will have on its financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities. In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115”, permitting entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting measurement. The statement applies to all entities, including not−for profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available−for−sale and trading securities. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

NOTE B – NOTES TO FINANCIAL STATEMENTS

(1) Acquisition Expense

On January 5, 2007, the Company entered into an Asset Purchase Agreement (the “Agreement”) with GlobalNet, Inc.  The Company’s majority stockholder is the former CEO of GlobalNet.  According to the Agreement, the Company assumed $3 million of GlobalNet debt and in return is entitled to use up to $50,000 worth of services each month provided by GlobalNet for the next three years, on non-cumulative basis. In addition the Company received the “iDialDirect” domain and software which will be used to integrate the technology in the Company’s website. The Company is applying for a patent directly related to this technology.    The lender of the assumed $3,000,000 debt is the same as the lender of the convertible debentures entered into by DIBZ.

Due to the uncertainty of the Company’s ability to realize the future value of these assets, the Company’s  management believes that more likely than not the fair value of the acquired intangible asset and the pre-paid services agreement is below its carrying value.  As a result, management has  recorded a non-cash impairment charge of $3,000,000, net of tax,  to reduce the carrying value of the acquired assets to its estimated value of $0 as of June 30, 2007.

Considerable management judgment is necessary to estimate fair value. Accordingly, actual results could vary significantly from managements' estimates.

 (2) Fixed assets, net

Fixed assets as of June 30, 2007 consisted of the following:

Description	Life	2007
Equipment	3	$6,232
Less: Accumulated depreciation		(852)
Fixed assets, net		$5,380

(4) Liquidity

As shown in the accompanying consolidated financial statements, the company incurred a net loss from continuing operations of $4,499,746 for the period from inception through June 30, 2007.

(5)  Accrued Expenses

Accrued expenses as of June 30, 2007 consisted of the following:

Description	Amount
Accrued interest payable	$239,790

(6) Note Payable

On January 5, 2007, the Company entered into an Asset Purchase Agreement with GlobalNet, a Nevada corporation. The Company assumed the $3,000,000 Callable Secured Convertible Note (the “Note”) from GlobalNet to a third party investor in exchange for its iDialDirect technology and the right to receive up to $50,000 worth of services from GlobalNet per month for a period of three years.  Management has expensed the cost of the assumed debt of $3,000,000 as an acquisition expense due to the uncertainty of the Company’s ability to realize the future value of these assets.

The Note bears interest at 15% per year and is due on December 29, 2009.  The Note is convertible into the Company’s common stock only after that stock is listed or quoted on a nationally recognized stock exchange or the OTCBB.  The Note is convertible into common shares at the lesser of (i) 20% of the average of the lowest three trading prices of the common stock during the twenty trading day period prior to conversion and (ii) $0.10. The Company has an option to prepay the Notes in the event that no event of default exists, there are a sufficient number of shares available for conversion of the Notes and the market price is at or below $.10 per share. Exercise of this option will stay all conversions for the following month. The full principal amount of the Notes is due upon default under the terms of Notes.

The Company evaluated the Note under SFAS 133 "Accounting for Derivatives" and EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company's Own Stock". The Company determined the Note contained an embedded derivative for the conversion option. The conversion option allows for an indeterminate number of shares to potentially be issued upon conversion. This results in the Company being unable to determine with certainty they will have enough shares available to settle any and all outstanding common stock equivalent instruments. The Company would be required to obtain shareholder approval to increase the number of authorized shares needed to share settle those contracts.

Because increasing the number of shares authorized is outside of the Company’s control, this results in these instruments being classified as liabilities under EITF 00-19 and derivatives under SFAS 133.

In accordance with EITF 00−27, no discount has been recorded for the conversion feature due to the contingency for being listed on an exchange or the OTCBB.  In the event that the Company becomes listed, the Company will value the conversion feature and record any debt discount and amortize such costs as interest expense over the life of the debt in accordance with EITF 00−27. Upon resolution of this contingency, the maximum amount of such discount is $3,000,000.

(7) Convertible Debentures

On January 25, 2007, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with New Millennium Capital Partners II, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd and AJE Partners, LLC (collectively, the “Investors”). Under the terms of the Securities Purchase Agreement, the Investors purchased an aggregate of (1) $450,000 in callable convertible secured notes (the “Notes”) and (II) warrants to purchase 4,500,000 shares of the common stock (the “Warrants”).

The Notes bear interest of 6% and mature on January 25, 2010. The notes are convertible into common shares at the lesser of (i) the Variable Conversion Price and (ii) the Fixed Conversion price. The “Variable Conversion Price” shall mean the Applicable Percentage multiplied by the average of the lowest three (3) trading prices during the twenty (20) Trading Day period prior to conversion. The “Applicable Percentage” means 60% and the “Fixed Conversion Price” means $0.10.

The Company has an option to prepay the Notes in the event that no event of default exists, there are a sufficient number of shares available for conversion of the Notes and the market price is at or below $.10 per share. Exercise of this option will stay all conversions for the following month. The full principal amount of the Notes is due upon default under the terms of Notes.

The Company simultaneously issued to the Investors warrants to purchase 4,500,000 shares of common stock at an exercise price of $0.10 for a period of five years.

The Investors have contractually agreed to restrict their ability to convert the Notes and exercise the Warrants and receive shares of the Company’s common stock such that the number of shares of the Company’s common stock held by them and their affiliates after such conversion or exercise does not exceed 4.90% of the then issued and outstanding shares of the Company’s common stock.

In connection with the issuance of the convertible debentures, the Company paid fees to third parties in order to obtain the financing of $267,000 in cash and issued 10,527 shares of Series A preferred stock.  The preferred stock was valued at $304,230 on the date of issuance.  The financing cost of $421,732 was capitalized and is being amortized over the three-year life of the associated debt. .  The Series A Preferred Shares were valued using the quoted market price of the underlying 578 shares of common stock which each share of preferred shares could be converted into.

On April 19, 2007, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with New Millennium Capital Partners II, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd and AJE Partners, LLC (collectively, the “Investors”). Under the terms of the Securities Purchase Agreement, the Investors purchased an aggregate of (1) $2,000,000 in callable convertible secured notes (the “Notes”)

The Notes bear interest of 6% and mature on April 19, 2010. The notes are convertible into common shares at the lesser of (i) the Variable Conversion Price and (ii) the Fixed Conversion price. The “Variable Conversion Price” shall mean the Applicable Percentage multiplied by the average of the lowest three (3) trading prices during the twenty (20) Trading Day period prior to conversion. The “Applicable Percentage” means 60% and the “Fixed Conversion Price” means $0.10.

On June 22, 2007, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with New Millennium Capital Partners II, LLC, AJW Master Fund, Ltd and AJE Partners, LLC (collectively, the “Investors”). Under the terms of the Securities Purchase Agreement, the Investors purchased an aggregate of (1) $2,000,000 in callable convertible secured notes (the “Notes”)

The Notes bear interest of 6% and mature on June 22, 2010. The notes are convertible into common shares at the lesser of (i) the Variable Conversion Price and (ii) the Fixed Conversion price. The “Variable Conversion Price” shall mean the Applicable Percentage multiplied by the average of the lowest three (3) trading prices during the twenty (20) Trading Day period prior to conversion. The “Applicable Percentage” means 60% and the “Fixed Conversion Price” means $0.10.

The Company evaluated the convertible debentures and the warrants under SFAS 133 "Accounting for Derivatives" and EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company's Own Stock". The Company determined the convertible debentures contained an embedded derivative for the conversion option and the warrants qualified as free standing derivatives. The conversion option allows for an indeterminate number of shares to potentially be issued upon conversion. This results the Company being unable to determine with certainty they will have enough shares available to settle any and all outstanding common stock equivalent instruments. The Company would be required to obtain shareholder approval to increase the number of authorized shares needed to share settle those contracts. Because increasing the number of shares authorized is outside of the Company’s control, this results in these instruments being classified as liabilities under EITF 00-19 and derivatives under SFAS 133.

The carrying value of the note at June 30, 2007 was determined as follows:

Face value of notes	$850,000
Less: Discount for fair value of derivatives	771,279
Carrying value at June 30, 2007	$78,721

The fair values and changes in the derivative liabilities are as follows:

	Inception	June 30, 2007	Gain/(Loss)

Embedded derivative	$850,000	$1,481,209	$631,209

The warrants were valued using the Black Scholes pricing model. The variables used in the valuation of these warrants were as follows:

Volatility	101.31%
Discount Rate	4.89%
Term in years	3 years
Warrant date	Jan 25, 2007
Exercise Price	$0.10
Stock price	$0.05

(8) Capital Stock

Preferred Stock

The Board of Directors has authorized 1,000,000 shares of its preferred stock with a par value of $0.001 per share.

The Board of Directors has designated 50,000 shares of Series A Preferred stock. Each share of the Series A Preferred stock shall be entitled to Five Thousand Seven Hundred and Eighty Three (5,783) votes on all matters submitted to shareholders for a vote together with the holders of Common Stock as a single class. There were 50,000 shares of Series A Preferred issued and outstanding. Each share of the Series A Preferred stock is convertible into 578 shares of common stock at the holder’s discretion.

Common Stock

The Company is authorized to issue stock from 50,000,000 shares of common stock with a par value of $0.001 per share. As of June 30, 2007, there were 1,622,000 shares of common stock issued and outstanding.

(9)  Warrants

As of June 30, 2007, there were 4,500,000 outstanding and exercisable warrants to purchase the Company’s common stock.  The warrants were issued on January 25, 2007, have an exercise price of $0.10 and expire five years from the date of issuance.  No warrants were exercised, canceled or expired during the period from December 28, 2006 (inception) through June 30, 2007.

(10)  Income Taxes

The Company has adopted Financial Accounting Standard No. 109 which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

At June 30, 2007, the Company has available for federal income tax purposes a net operating loss carryforward of approximately $ 4,500,000 expiring in the year 2027, that may be used to offset future taxable income. The Company has provided a valuation reserve against the full amount of the net operating loss benefit, since in the opinion of management based upon the earnings history of the Company; it is more likely than not that the benefits will not be realized. Due to significant changes in the Company's ownership, the future use of its existing net operating losses may be limited. Components of deferred tax assets as of June 30, 2007 are as follows:

Non current:
Net operating loss carryforward	$1,750,000
Valuation allowance	(1,750,000)
Net deferred tax asset	$—

NOTE C - GOING CONCERN

The accompanying statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  As shown in the accompanying financial statements, as of June 30, 2007, the Company had an accumulated deficit of $4,499,746 and a working capital deficit of $1,482,653.  These factors among others raise significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

The Company’s existence is dependent upon management’s ability to develop profitable operations and resolve its liquidity problems.  Management anticipates that the Company will attain profitable status and improve its liquidity through the continued development, marketing and selling of its products and additional capital raising efforts.  The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

PART III

ITEM 1. INDEX TO EXHIBITS
3.1       Certificate of Incorporation and Amendments for Dibz International, Inc.,a Nevada corporation
3.2       Bylaws
3.3       Certificate of Incorporation for Dibz International, Inc., a Delaware corporation
10.1     Share Exchange Agreement between the Company and Dibz International, Inc.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

By:   /s/ Mark Wood
         Mark Wood
         Title: President/CEO

Dated:  September 4, 2007